82-4867

amrad

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

03 JUL -9 7:21

03024391

To: The Securities and Exchange Commission
Company:
Fax: 0011 1 202 942 9624
From: Robyn Fry - Company Secretary
Fax: (+61 3) 9208 4356
Date: 8 July 2003
Pages: 6.
Including cover page

SUPPL

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

P.P. **Robyn Fry**
General Counsel & Company Secretary

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

dlw 7/9

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

FILE No.
82-4867

8 July 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

Robyn Fry
General Counsel & Company Secretary

Rflr001

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAO Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

82-4867

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Lin
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sy

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/07/2003

TIME: 14:36:56

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Managing Director Resigns

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Nicky Haw

From:	ASX.Online@asx.com.au
Sent:	Tuesday, 8 July 2003 14:37
To:	rfry@amrad.com.au; nhaw@amrad.com.au
Subject:	AML - ASX Online e-Lodgement - Confirmation of Release

63203.pdf (11 KB)

ASX confirms the release to the market of Doc ID: 63203 as follows: Release Time: 08-Jul-2003 14:36:49 ASX Cod AML File Name: 63203.pdf Your Announcement Title: Amrad s Managing Director resigns

amrad

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4320
facsimile (61 3) 9208 4352
http://www.amrad.com.au

NEWS RELEASE
Tuesday 8 July 2003

AMRAD MANAGING DIRECTOR RESIGNS

Amrad Corporation Limited (ASX:AML) today announced Managing Director, Dr Sandra Webb, has resigned from the Company to pursue other interests. The resignation is effective immediately.

Amrad Chairman, Olaf O'Duill, thanked Dr Webb for her valuable contribution to the Company since her appointment in August 2001 and wished her well for future endeavours.

"Dr Webb has been instrumental in delivering some important commercial deals to Amrad, including our recent collaboration with Merck, one of the largest biotechnology collaborations in Australian history, with a potential value of US$112 million plus royalties," said Mr O'Duill.

"Dr Webb has also overseen the successful divestment of Amrad's Richmond property which was settled late last month," he said.

Mr O'Duill said the Board of Directors would immediately commence an extensive international search for a new Managing Director and in the interim, Amrad Director Bob Moses would assume a caretaker role.

Further information: Olaf O'Duill
Chairman
0419 336 608

Anne Hayward
Investor Relations
03 9208 4320
0419 893 922

amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

FAXED 04/07/03

03 JUL -5 PM 7:21

To: The Securities and Exchange Commission
Company:
Fax: 0011 1 202 942 9624

From: Robyn Fry - Company Secretary
Fax: (+61 3) 9208 4356

Date: 4 July 2003

Pages: 6
Including cover page

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

Robyn Fry
General Counsel & Company Secretary

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

FILE No.
82-4867

4 July 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

Robyn Fry
General Counsel & Company Secretary

Rflr001

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER AMRAO Corporation Limited	FILE NO. 82- 4867

9|4|98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

FILE No.
82-4887

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/07/2003

TIME: 15:03:49

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

End of VEGF-B Licensing Deal

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements faxed to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Nicky Haw

From: ASX.Online@asx.com.au
Sent: Friday, 4 July 2003 15:04
To: rfry@amrad.com.au; nhaw@amrad.com.au
Subject: AML - ASX Online e-Lodgement - Confirmation of Release

62735.pdf (14 KB)

ASX confirms the release to the market of Doc ID: 62735 as follows: Release Time: 04-Jul-2003 15:03:48 ASX Code: AML File Name: 62735.pdf Your Announcement Title: Amrad announces end of VEGF-B licensing deal

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

Friday, 4 July 2003

Amrad announces end of VEGF-B licensing deal

Amrad (ASX:AML) announced today that it had agreed with Edwards Lifesciences Corporation to end its four-year VEGF-B collaboration. The VEGF-B protein and related patents were licensed to the former cardiovascular unit of Baxter Healthcare Corporation in 1999 for cardiovascular indications only.

Amrad Managing Director, Dr Sandra Webb, said while the decision to end the collaboration was unfortunate, real progress had been made and Amrad had enjoyed a successful and productive relationship with its collaborators.

"The primary objective of the research program was to demonstrate that VEGF-B could stimulate the formation of blood vessels, prior to commencing formal drug development. That has been achieved. Amrad and its collaborators have generated positive pre-clinical data that supports progression of VEGF-B towards clinical studies. However, Edwards informed Amrad that, due to strategic priorities, they will not continue to pursue this opportunity with us," Dr Webb said.

Amrad scientists have resolved significant technical issues, and with a number of collaborators have conducted key animal studies demonstrating proof-of principle. These achievements have triggered several milestone payments to Amrad.

Dr Sandra Webb noted that VEGF-B remains an exciting project for Amrad. "Amrad will continue to push the VEGF-B project forward in a number of directions, including for cardiovascular indications, and will seek partnerships when appropriate. Amrad's recent deal with Merck in respect of new asthma therapeutics confirms our ability to add substantial value to these types of projects and to form valuable partnerships," she said.

About Amrad

Amrad Corporation Limited is an Australian drug discovery and development based biotechnology company. Amrad's in-house R&D expertise is focused on five priority projects in the areas of allergy and inflammation, anti-infectives and neurological indications. Further information about projects in drug discovery and development can be found at www.amrad.com.au

For further information contact:

Dr Sandra Webb
Managing Director
Amrad Corporation Limited
61 (03) 9208 4302